[redacted]

12012305

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-012
Expires:	February 28, 20
Estimated average burde	
hours per response......12.(	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 27 2012
Washington, DC
110

SEC FILE NUMBE
8-67968

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PACIFIC PEARL ENTERPRISES**

OFFICIAL USE ONL
8425
FIRM I.0. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 S. LAKE AVE. STE. 702
(No. and Street)

Pasadena	**California**	**91101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHENG JIANG **626-584-0570**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein & Company, LLP
(Name - *if individual, state last, first, middle name)*

655 N. Central Ave. 17th Floor	**Glendale**	**California**	**91203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

OATH OR AFFIRMATION

I, **Cheng Jiang**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Pacific Pearl Enterprises, as

of **December 31,** 20 11, are true and correct. I further swear (or affirm) that

Signature

President

Title

see attached certificate

Notary Public

This report ** contains (check all applicable boxes):

■ (a) Facing Page.
■(b) Statement of Financial Condition.
■c) Statement of Income (Loss).
■d) Statement of Changes in Financial Condition.
■e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
XX (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
■ (l) An Oath or Affirmation.
■(m) A copy of the SIPC Supplemental Report.
■(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

~~1~~
2
3
4
5
6 ______________________________ ______________________________
Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 16th day of February, 2012, by
Date — Month — Year
(1) Cheng Jiang,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ~~______________________________,~~
Name of Signer
~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

DENETIA ARELLANES
Commission # 1808467
Notary Public - California
Los Angeles County
My Comm. Expires Aug 15, 2012

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document Part III

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: Feb 16, 2012 Number of Pages: 24 + certificate

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Stein & Company, LLP
Certified Public Accountants
Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*
655 N. Central Ave. 17th Floor
Glendale, CA 91203
Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
Pacific Pearl Enterprises

In planning and performing our audit of the financial statements and supplemental schedules of Pacific Pearl Enterprises for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Pacific Pearl Enterprises including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because Pacific Pearl Enterprises does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties or anyone else not familiar with the adequacy of such procedures herein.

Ahiri & Company LLP

Glendale, California
January 22, 2012

Stein & Company, LLP
Certified Public Accountants
Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:
Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*
655 N. Central Ave. 17th Floor
Glendale, CA 91203
Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
Pacific Pearl Enterprises

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Pacific Pearl Enterprises for the year ended December 31, 2011. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period from January 1, 2011 to December31, 2011, with the amounts reported in the general assessment reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Verified the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules; working papers and supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion of the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that would cause us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Pacific Pearl Enterprises taken as a whole.

Stein & Company LLP

Glendale, California
January 22, 2012

PACIFIC PEARL ENTERPRISES

FINANCIAL STATEMENTS

DECEMBER 31, 2011

TABLE OF CONTENTS

Stein & Company, LLP
Certified Public Accountants
Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*
655 N. Central Ave. 17th Floor
Glendale, CA 91203
Phone: (818) 649-8350
Cell: (818) 634-2276

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Pacific Pearl Enterprises
South Pasadena, California

We have audited the accompanying balance sheet of Pacific Pearl Enterprises as of December 31, 2011 and the related statements of operations, stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Pearl Enterprises as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Stein & Company LLP

Glendale, California
January 20, 2012

PACIFIC PEARL ENTERPRISES
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Current assets:		
Cash	$ 24,229	
Accounts receivable	5,665	
Total current assets		$ 29,894
Net land, property and equipment		684,299
Deposits		4,892
Total assets		$ 719,085

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities -		
Accounts payable		$ 13,391
Stockholder's equity		
Common stock	$ 1,500,000	
Additional paid-in capital	721,000	
Accumulated deficit	(1,515,306)	
Total stockholder's equity		705,694
Total liabilities and stockholder's equity		$ 719,085

See accompanying notes and independent auditors' report.

PACIFIC PEARL ENTERPRISES
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

Revenues:		
Consulting fees	$	154,703
Farm income		151,701
Total revenues		306,404
Expenses:		
Salaries and related taxes		335,175
Rent		59,004
Travel and entertainment		58,373
Farm expenses		60,090
Other operating expenses		50,746
Depreciation and amortization		38,699
Legal and professional fees		28,221
Professional dues and subscriptions		17,095
Total operating expenses		647,403
Loss from operations		(340,999)
Income taxes		800
Net loss	$	(341,799)

See accompanying notes and independent auditors' report.

PACIFIC PEARL ENTERPRISES
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock; 1,000,000 shares authorized						
	Shares		Amount		Additional paid-in capital		Retained Earnings (Deficit)		Total Stockholder's Equity
Balance, January 1, 2011	150,000	$	1,500,000	$	486,000	$	(1,173,507)	$	812,493
Additons in 2011	-		-		235,000		-		235,000
Net loss for the year ended December 31, 2011	-		-		-		(341,799)		(341,799)
Balance, December 31, 2011	150,000	$	1,500,000	$	721,000	$	(1,515,306)	$	705,694

See accompanying notes and independent auditors' report.

PACIFIC PEARL ENTERPRISES
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash flows provided by (used for) operating activities:		
Net loss		$ (341,799)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation and amortization	$ 38,699	
(Increase) decrease in assets:		
Accounts receivable	(5,665)	
Increase (decrease) in liabilities:		
Accounts payable	2,053	
Net cash provided by operating activities		35,087
Cash flows provided by financing activities -		
Addition of paid-in capital		235,000
Decrease in cash		(71,712)
Cash-beginning of year		95,941
Cash-end of year		$ 24,229

See accompanying notes and independent auditors' report.

PACIFIC PEARL ENTERPRISES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

Pacific Pearl Enterprises is a California based corporation (the Company) that provides a full range of investment banking services including mergers and acquisitions and advisory related services, capital-raising, private placements of equity and debt securities of commercial real estate for micro to small-cap companies. The Company is a registered broker-dealer as a member of FINRA (Financial Industry Regulatory Authority). The Company does not typically hold any investments or funds on behalf of its clients.

The Company also owns a 20 acre avocado farm in Temecula California. The farm is operated by two employees, and the farm uses one outside company to harvest, pack and sell the crops.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The company maintains its accounting records on the accrual basis of accounting. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

Land, property and equipment

Property and equipment is stated at cost. Depreciation is provided by straight-line and accelerated methods over the estimated useful lives of the related assets, which is five to seven years.

Income Taxes

Deferred income taxes are recognized using the asset and liability method by applying income tax rates to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for income tax rate changes.

PACIFIC PEARL ENTERPRISES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011
(continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be $5,000, as defined. At December 31, 2011, the Company had net capital of $10,808 which exceeded its requirement by $5,808.

A computation of reserve requirements and information relating to possession and control are not applicable to Pacific Pearl Enterprises as the Company qualifies for exemption under paragraph (k)(2)(i) from SEC Rule 15c3-3.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Farm land	$ 616,283
Automobiles	190,000
Irrigation equipment	17,481
Furniture and equipment	3,497
	827,261
Less: accumulated depreciation	(142,962)
	$ 684,299

3. LEASE COMMITTMENTS

The Company leases its offices under an operating agreement that expires in May 2012. Total rent expense for the year ended December 31, 2011 amounted to $58,291.

Minimum lease payments under the lease are as follows:

Year ending December 31,	
2012	$ 24,460

4. INCOME TAXES

There are no significant temporary differences between book and tax methods of accounting.

The Company also has approximately $1,340,000 and $1,435,000 of federal and state net operating loss carry-forwards, respectively, that expire in years ending through 2023. A deferred tax asset in the amount of $535,000 has been fully offset by a valuation account for the same amount.

The provision for income taxes consists of the following:

Federal:			
	Current	$	-
	Deferred		-
			-
State:			
	Current		800
	Deferred		-
			800
		$	800

5. MAJOR CUSTOMERS

Six customers represented all consulting fees income for the year ended December 31, 2011.

6. SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year ended December 31, 2011 for income taxes amounted to $800.

PACIFIC PEARL ENTERPRISES
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
YEAR ENDED DECEMBER 31, 2011

CREDITS			
Stockholder's equity			705,694
DEBITS			
Non allowable assets			
Net property and equipment	684,299		
Haircuts on money market funds	30		
Accounts receivable	5,665		
Deposits	4,892		
TOTAL DEBITS			694,886
NET CAPITAL		$	10,808
Minimum net capital requirement		$	5,000
EXCESS NET CAPITAL		$	5,808
AGGREGATE INDEBTEDNESS			
Accounts payable			13,391
TOTAL AGGREGATE INDEBTEDNESS		$	13,391
Ratio of Aggregate Indebtedness to Net Capital			1.24 :1.0

See accompanying notes and independent auditors' report.

PACIFIC PEARL ENTERPRISES
RECONCILATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2011

Net capital per FOCUS report, part II	$	10,808
Rounding		0
Net Capital	$	10,808

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067968 FINRA DEC
PACIFIC PEARL ENTERPRISE 22*22
PACIFIC PEARL GROUP
80 S LAKE AVE STE 702
PASADENA CA 91101-2638

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 387.00

B. Less payment made with SIPC-6 filed (exclude interest) (168.00)

7/7/2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 219.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 219.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 219.00

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pacific Pearl Enterprise
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 13 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 306,377.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. Ø

(2) Net loss from principal transactions in securities in trading accounts. Ø

(3) Net loss from principal transactions in commodities in trading accounts. Ø

(4) Interest and dividend expense deducted in determining item 2a. Ø

(5) Net loss from management of or participation in the underwriting or distribution of securities. Ø

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. Ø

(7) Net loss from securities in investment accounts. Ø

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. Ø

(2) Revenues from commodity transactions. Ø

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. Ø

(4) Reimbursements for postage in connection with proxy solicitation. Ø

(5) Net gain from securities in investment accounts. Ø

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. Ø

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). Ø

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Avocado Farm Income $151,700.00

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii) Ø

Total deductions $ 151,700.00

2d. SIPC Net Operating Revenues $ 154,677.00

2e. General Assessment @ .0025 $ 387.00

(to page 1, line 2.A.)